Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Keane Group, Inc.:

We consent to the use of our reports dated February 27, 2019, with respect to the consolidated and combined balance sheets of Keane Group, Inc. as of December 31, 2018 and 2017, and the related consolidated and combined statements of operations and comprehensive income (loss), changes in owners’ equity, and cash flows for each of the years in the three-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements), and the effectiveness of internal control over financial reporting as of December 31, 2018, incorporated herein by reference.

/s/ KPMG LLP

Houston, Texas
June 26, 2019